

Petroleum Development Corporation

NASDAQ Oil and Gas Conference
London, England

Presenter: Steven R. Williams, CEO

March 6, 2007

NASDAQ GSM:PETD

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Blvd.
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



Increasing Production



Chart: Increasing Production — Bcfe by year (1996–2006), stacked area showing Oil (green) and Natural Gas (orange).

Y-axis: Bcfe (0, 2, 4, 6, 8, 10, 12, 14, 16, 18)

X-axis: 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Legend: ■ Oil ■ Natural Gas

Increasing Proved Reserves





This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

5-year Stock Performance





Factors Contributing to Success

▶ Consistent, scaleable results

▶ Lower risk projects

▶ Diversification - with focus areas

▶ Quality workforce and operations

▶ Flexibility to pursue options

- Development
- Acquisitions
- Exploration



Core Operating Areas



Rocky Mountains

2006 Proved Reserves: 301 Bcfe
2006 Production: 14.1 Bcfe
2007 Production: 24 Bcfe*

*Estimated

Michigan Basin

2006 Proved Reserves: 19.6 Bcfe
2006 Production: 1.6 Bcfe
2007 Production: 1.8 Bcfe*

*Estimated

Appalachian Basin

2006 Proved Reserves: 35.1 Bcfe
2006 Production: 1.4 Bcfe
2007 Production: 2.6 Bcfe*

*Estimated



Core Operating Areas



Active Development Areas



Core Operating Areas



Rocky Mountains

Added interests through 1031 Exchange and other purchase

Michigan Basin

Added interests through 1031 Exchange

Appalachian Basin

Added interests through 1031 Exchange



This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2006 Summary

▶ Capital Expenditures were $155 Million

▶ Company bought back 1.6 million shares (10% of outstanding)

▶ Production grew from 13.7 Bcfe in 2005 to 17 Bcfe in 2006 (23% increase)

▶ Proved reserves grew 30% from 275 Bcfe @ YE 2005 to estimated 350 Bcfe @ YE 2006

▶ Lease sale of $354 Million

▶ $90 Million in Partnership subscriptions



Acquisitions Summary

▸ During December 2006 and January 2007, closed $209 Million in acquisitions ($18 Million non-1031)

▸ 3P reserves acquired total an estimated 153 Bcfe (84% proved)

▸ Acquisitions primarily in existing operating areas

- Wattenberg Field, DJ Basin Colorado
- Appalachian and Michigan Basins

▸ From $300 Million in 1031 funds, estimated incremental $20 Million in current taxes



Acquisitions Summary (continued)

▸ Purchases in Wattenberg Field focus on continued development through re-fracs, Niobrara completions and new locations

▸ Purchased remaining interests in 44 older PDC partnerships, increasing working interest percentages in 718 existing wells primarily in Appalachia and Michigan

▸ Initial undeveloped acreage position in Barnett Shale play

  • Entry into area similar to PDC initial venture into Rockies area in 1999



Strategic Focus in 2007 and Beyond

▶ Development operations in core areas

- Accelerate development on 1031 property additions

▶ Seek strategic acquisitions

▶ Develop management, technical and support teams for future needs

▶ Seek high potential exploration opportunities

▶ Maintain focus on increasing long-term shareholder value





Petroleum Development Corporation

2007 Projected Drilling, Production & Reserves

2007 Operation and Production Forecast

	2006	2007E	% Increase
Gross Exit Rate Production (MMcfe/d)	121	182	50%
Net Company Exit Rate Production (MMcfe/d)	53	100	88%
Net Company Production (Bcfe)	17	28	65%

▶ Drill 419 wells (34 non-operated)

▶ 164 re-fracs and/or re-completions

▶ Total drill & complete (D&C) cost estimated $203 Million

▶ Capital increase of approximately 70% over 2006



Grand Valley Field, Piceance Basin, Colorado



- ▸ 148 wells drilled to date
- ▸ YE 2006 daily gross production 45 MMcfed
- ▸ YE 2006 net daily production 13 MMcfed
- ▸ 5,120 Acres available for drilling on 10 acre Spacing
- ▸ 470 locations
  - • 263 PUD locations
    - ▸ 137 Planned for Partnership drilling (PDC WI 37%)
    - ▸ 126 100% WI PDC
  - • 207 remaining other locations



Grand Valley Field, Piceance Basin, Colorado



- ▶ 1.3 Bcfe per well
- ▶ 1.04 net Bcfe @80% NRI
- ▶ D&C cost of $2.0 Million / well
- ▶ Development cost of $ 1.92 / Mcfe
- ▶ Wells drilled directionally from multi-well pads



Grand Valley Field, Piceance Basin, Colorado



2007 Drilling

▸ Drill 56 wells

- 42 Partnership (PDC 37% WI)
- 14 PDC (100% WI)

▸ 29.54 Net wells

▸ 30.7 Bcfe added by drilling

▸ $59 Million D&C cost

2007 Field Total

▸ 6.9 Bcfe net production for 2007

▸ 89% increase over 2006



Wattenberg Field, DJ Basin, Colorado



- ▸ 976 wells (drilled and purchased)
- ▸ 2006 gross exit rate 40 MMcfed
- ▸ 2006 net exit rate 18.6 MMcfed
- ▸ 9,000 acres available for drilling
- ▸ 540 locations
  - 220 40 acre PUD locations
  - 70 20 acre rule 318-A locations
  - 250 remaining other locations
  - 800 Codell and/or Niobrara re-fracs
- PDC and Partnership development





- 0.3 Bcfe per well (includes re-frac)
- 0.24 net Bcfe @80% NRI
- D&C cost of $490K per well plus $180K for re-frac
- Development cost of $ 2.79/Mcfe or $16.75/Boe
- Producing and undeveloped properties from Unioil and EXCO



Wattenberg Field, DJ Basin, Colorado



Hybrid Niobrara Fracs

2007 Drilling

- ▶ Drill 204 wells
  - • 100 Partnership (PDC 37% WI)
  - • 104 PDC (100% WI)
- ▶ 140 Net wells
- ▶ 164 re-completions and re-fracs
- ▶ 33.9 Bcfe added by drilling
- ▶ $93 Million D&C cost

2007 Field Total

- ▶ 11.2 Bcfe net production for 2007
- ▶ 68% increase over 2006





▸ 268 operated wells

▸ 2006 exit rate 10.7 MMcfed

▸ 2006 net exit rate 8.5 MMcfed

▸ 29,160 acres available for drilling

▸ 8 defined structures (3D and 2D seismic)

▸ 107 PUD locations

▸ 250 potential locations



NECO Field Area, Eastern DJ Basin, Colorado




- 0.28 Bcfe per well
- 0.22 net Bcfe @80% NRI
- D&C cost of $234K per well
- Development cost of $1.06/Mcfe



NECO Field Area, Eastern DJ Basin, Colorado



NECO - Herbert #23-9

2007 Plan

- Drill 141 wells, PDC 100%WI
- 31 Bcfe added by drilling
- $33 Million D&C cost
- 4.5 Bcfe net production for 2007
- 44% increase over 2006
- Acquiring 50 square miles of additional 3D seismic
  - Potential addition of 100-200 locations
- Anticipate incremental 5 MMcf/d takeaway capacity in area from Cheyenne-Plains pipeline project



Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota



Bakken

▸ 6 wells drilled to date (3.8 net)

  ▸ 4 in production

▸ Gross production 350 Boe/d

▸ Net Company production 275 Boe/d

▸ 54,285 Acres available for drilling

Nesson

▸ 10 wells drilled to date (2.7 net)

  ▸ 7 in production

▸ Gross production 420 Boe/d

▸ Net Company production 130 Boe/d

▸ 35,331 Acres available for drilling



Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota

	Bakken	Nesson
Reserves per well	200 MBoe	95 MBoe
Net Reserves	160 MBoe	76 MBoe
D&C Cost	$4.5 Million	$2.9 Million
Development Cost	$28 / Boe	$38 / Boe

▸ PDC and other operators working to determine:

- Optimum horizontal well design, length, orientation and number of legs
- Efficient stimulation design
- Define where it works and why

▸ Achieving answers impacts future success



Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota



	Bakken	Nesson
2007 Drilling	6	7
Net Wells (PDC 37%)	2.2	2.6
Reserves Added by Drilling	355 MBoe	197 MBoe
D&C Cost	$10 Million	$7.5 Million
2007E Net Production	138 MBoe	103 MBoe
Increase from 2006	28%	77%



Appalachian and Michigan Operation Areas

	Appalachian	Michigan
Operated Wells	1455	204
2006 YE Proved Reserves	35.1 Bcfe	19.6 Bcfe
2007 Acquisition Proved Reserves *	30.1 Bcfe	4.6 Bcfe
% of 2006 YE Proved	85%	23%
2007E Production*	2.6 Bcfe	1.8 Bcfe
Increase from 2006*	86%	20%

* 2007 Reserve and production increase due to purchase of Partnership interests



Recap

▸ 2007 will be a busy year

  ▸ Drilling 419 wells

  ▸ Refrac and/or recompletions on 164 wells

▸ Production increasing to estimated 100 MMcfe (net) per day by year end

  ▸ 88% increase over year end 2006

  ▸ Annualized rate of 36 Bcfe

▸ Proved reserves increase by >50% during year



Reserves (Projected)

Proved Reserves (Bcfe)

	YE 2006	YE 2007E
Total	356	>500
Producing	147	270

▸ 129 Bcfe Proved Reserves added through 1031 acquisitions (1/17/07)

▸ YE 2007 PDP reserves an increase of 84% over YE 2006



Increasing Production - Projected 2007



Chart: Bcf Equivalents by year, 1996 through 2007E, stacked area showing Oil (green) and Natural Gas (orange).

Legend: ☐ Oil ☐ Natural Gas



Petroleum Development Corporation

NASDAQ Oil and Gas Conference
London, England

Presenter: Steven R. Williams, CEO

March 6, 2007

NASDAQ GSM:PETD